Exhibit 12.1
Ratio of Earnings to Fixed Charges (unaudited) (in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Net loss from continuing operations	$(20,799)	$(65,170)	$(49,312)	$(46,300)	$(40,295)
Benefit from income taxes	(43,946)	(42,807)	(31,277)	(25,093)	(4,328)
Loss before benefit from income taxes	(64,745)	(107,977)	(80,589)	(71,393)	(44,623)
Fixed charges:
Interest expense	119,444	109,054	109,885	110,724	113,079
Amortization of deferred debt issuance costs and original issue discount	13,272	14,592	13,258	12,512	12,577
Estimated interest factor on operating leases	1,653	1,704	1,923	2,329	1,854
Total fixed charges	134,369	125,350	125,066	125,565	127,510
Earnings:
Loss before benefit from income taxes	(64,745)	(107,977)	(80,589)	(71,393)	(44,623)
Fixed charges	134,369	125,350	125,066	125,565	127,510
Total earnings	$69,624	$17,373	$44,477	$54,172	$82,887
Ratio of earnings to fixed charges (1)	—%	—%	—%	—%	—%

(1)
Earnings consist of loss before benefit from income taxes. Fixed charges consist of interest on borrowings, amortization of deferred debt financing costs and original issue discount and an estimated interest factor on operating leases. For the years ended December 31, 2017, 2016, 2015, 2014 and 2013, earnings were insufficient to cover fixed charges by $64,745, $107,977, $80,589, $71,393 and $44,623, respectively.